NEUBERGER BERMAN ALTERNATIVE FUNDS

CLASS A
PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

Class A of the following series of Neuberger Berman Alternative Funds is subject to this Plan Pursuant to 12b-1, at the fee rates specified:

Series	Fee (as a Percentage of Average Daily Net Assets of Class A)
Neuberger Berman Absolute Return Multi-Manager Fund	0.25%
Neuberger Berman Flexible Select Fund	0.25%
Neuberger Berman Global Allocation Fund	0.25%
Neuberger Berman Global Long Short Fund	0.25%
Neuberger Berman Inflation Managed Fund	0.25%
Neuberger Berman Long Short Credit Fund	0.25%
Neuberger Berman Long Short Fund	0.25%
Neuberger Berman Long Short Multi-Manager Fund	0.25%
Neuberger Berman Multi-Asset Income Fund	0.25%
Neuberger Berman Risk Balanced Commodity Strategy Fund	0.25%

Date: March 26, 2015